SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on page 2 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” on page 3 hereof; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 3 and 4 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated August 9, 2012 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On December 20, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3246 (EUR 0.7549 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2012 through December 2012 (December 14, 2012), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2012	1.3010	1.2715
December 2012 (through December 14, 2012)	1.3134	1.2930

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Funding Program for 2013

On December 6, 2012, KfW announced that it expects its volume of funding to be raised in the capital markets in 2013 to be in a range of EUR 70 billion to EUR 75 billion.

Reappointment of Chief Executive Officer

On December 5, 2012, the Board of Supervisory Directors reappointed Mr. Dr Ulrich Schröder for a second term as member of the Executive Board and as Chief Executive Officer of KfW. Dr Schröder’s tenure was extended until the end of 2017.

EADS

As the Daimler group announced that it intended to sell its stake in European Aeronautic Defence and Space Company EADS N.V. (“EADS”) and the Federal Government regards the ownership structure of EADS as a matter of strategic national interest, EADS, the Federal Republic, France and Spain agreed on a revised government shareholding arrangement regarding EADS in December 2012, which allows the Federal Republic to directly or indirectly own an equity stake in EADS of 12%. KfW was mandated by the Federal Government in accordance with paragraph 2 section 4 of the KfW Law to directly or indirectly acquire an interest in EADS on behalf of the Federal Republic.

On December 11, 2012, the Daimler group reduced its stake in EADS by 7.44 percentage points by placing 61.1 million shares of EADS in an accelerated bookbuilding process with international investors. As part of this offering, KfW acquired 22,725,182 shares of EADS from the Daimler group for a price of EUR 27.23 per share. Following receipt of merger control approval (expected by early January 2013), KfW will indirectly acquire an additional 39,723,169 shares of EADS, which are currently pooled in Dedalus GmbH & Co KGaA (“Dedalus”), a special purpose vehicle, which currently holds a 7.44% indirect economic stake in EADS. Together with its original position in Dedalus, KfW expects to hold a (direct and indirect) equity stake of approximately 8.56% in EADS after closing of this transaction. Upon consummation of an announced intended share buy-back of EADS, the total equity stake in EADS held by KfW and the remaining investors in Dedalus is expected to increase to 12%. KfW is fully protected by the Federal Republic against the economic risks relating to its stake in EADS.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2011	0.4	2.7
4th quarter 2011	-0.1	1.9
1st quarter 2012	0.5	1.2
2nd quarter 2012	0.3	1.0
3rd quarter 2012	0.2	0.9

The German gross domestic product increased by 0.2% after price, seasonal and calendar adjustment in the third quarter of 2012 compared with the second quarter of 2012.

Positive contributions to economic growth were made by foreign demand. In the third quarter of 2012, exports of goods and services increased by 1.4% compared to the second quarter of 2012. In the same period, imports increased by 1.0%. Thus, the balance of exports and imports strengthened the GDP development by contributing 0.3 percentage points to its growth.

The development of domestic demand showed mixed results in the third quarter of 2012. Final consumption expenditure of households and government increased by 0.3% and 0.4%, respectively, in the third quarter of 2012 compared to the second quarter of 2012. Gross fixed capital formation in construction increased by 1.5% relative to the second quarter of 2012. Gross fixed capital formation in machinery and equipment, however, decreased by 2.0% during the same period. In addition, inventories decreased, which damped economic growth by 0.3 percentage points.

In a year-on-year comparison, GDP in the third quarter of 2012 increased by 0.9% in calendar adjusted terms compared to the third quarter of 2011. Economic growth has thus slowed down since the beginning of 2012.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product for the 3rd quarter of 2012, press release of November 23, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/11/PE12_407_811.html).

Other Recent Developments

The European Union and European Integration

In December 2012, the Euro Area Member States formally approved the second disbursement under the second economic adjustment program for Greece. Accordingly, the EFSF has been authorized to release the next installment totaling EUR 49.1 billion to Greece. The disbursement will be made in several tranches. EUR 34.3 billion will be paid out to Greece in December 2012. The remaining amount will be disbursed in four tranches in the first quarter of 2013 to cover bank recapitalization and resolution and budgetary financing.

Source: Eurogroup Statement on Greece, December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134269.pdf).

Financial System

In December 2012, the Council of the European Union agreed on its position concerning the establishment of a single supervisory mechanism (“SSM”) for the oversight of credit institutions. This agreement in the Council of the European Union enables the presidency to negotiate with the European Parliament with the aim of swiftly adopting the legislation. Once established for banks in the euro area, the ESM could, following a regular decision, have the possibility to recapitalize banks directly. The SSM will be composed of the ECB and national competent supervisory authorities. The ECB will be responsible for the overall functioning of the SSM. Under the current proposals, the ECB will have direct oversight of euro area banks in close cooperation with national supervisory authorities. Non-Euro Area Member States wishing to participate in the SSM will be able to do so by entering into cooperation arrangements. The European Banking Authority would retain its competence for further developing the single rulebook and ensuring convergence and consistency in supervisory practices. The ECB will assume its supervisory tasks within the SSM on March 1, 2014, or twelve months after the entry into force of the legislation, whichever is later, subject to operational arrangements.

Source: Council of the European Union, Council agrees position on bank supervision, press release of December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134265.pdf).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI
Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: December 21, 2012